UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

Papa Murphy's Holdings, Inc.

File No. 333-194488 - CF#30744

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Papa Murphy's Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Form S-1 filed on March 11, 2014, as amended.

Based on representations by Papa Murphy's Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.3   through October 25, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary